EX-99.(d)(2)

EXPENSE LIMITATION AGREEMENT

CREDIT SUISSE ASSET MANAGEMENT, LLC

Eleven Madison Avenue

New York, New York 10010

November 16, 2011

Credit Suisse Opportunity Funds

Eleven Madison Avenue

New York, New York 10010

Dear Sirs:

Credit Suisse Asset Management, LLC herewith confirms our agreement with you as follows:

1.             You are an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”).  Pursuant to an Investment Advisory Agreement dated as of November 16, 2011 (the “Investment Advisory Agreement”), you have employed us to manage the investment and reinvestment of the assets of Credit Suisse Liquid Alternative Beta Index Strategy Fund (the “Fund”), a series of Credit Suisse Opportunity Funds.

2.             We hereby agree that, notwithstanding any provision to the contrary contained in the Investment Advisory Agreement, we shall limit as provided herein the aggregate expenses of every character incurred by the Fund, including but not limited to the fees (“Advisory Fees”) payable to us pursuant to the Investment Advisory Agreement (the “Limitation”).  Under the Limitation, we agree that, through March 5, 2013, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of the Fund’s average daily net assets equal to, on an annualized basis, 1.95% in the case of Class A shares, 2.70% in the case of Class C shares and 1.70% in the case of Class I shares.

To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the “Prorated Limitation”).  The Prorated Limitation shall be compared to the Fund’s expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”).  If Advisory Fees and the Fund’s other expenses for the current day exceed the Allowable Expenses, Advisory Fees for the current day shall be reduced by such excess (“Unaccrued Fees”).  In the event such excess exceeds the amount due as Advisory Fees, we shall be responsible for the additional excess (“Other Expenses Exceeding Limit”).  Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to us in the future, provided that (1) no such payment shall be made to us after March 5, 2016, (2) such payment shall be made only to the extent that it does not cause the applicable Class’ aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to us to the extent that the aggregate of such payments would exceed the amount of offering expenses (as defined by the Financial Accounting Standards Board) recorded by the Fund for financial reporting purposes on or before March 5, 2013.

3.             Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing the Fund’s expenses outside the contours of this Agreement during any time period before or after March 5, 2013; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of the Fund’s expenses incurred after March 5, 2013, or, except as expressly set forth herein, prior to such date.

4.             This Agreement shall become effective on the date hereof and remain in effect until March 5, 2013.  This Agreement may be terminated by either party hereto upon not less than 60 days’ written notice to the other party.  Upon the termination or expiration hereof, we shall have no claim against the Fund for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

5.             This Agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/John Popp
Name: John Popp
Title: Managing Director

Agreed to and accepted
as of the date first set forth above.

CREDIT SUISSE OPPORTUNITY FUNDS,

on behalf of Credit Suisse Liquid Alternative

Beta Index Strategy Fund

By:	/s/Michael A. Pignataro
Name: Michael A. Pignataro
Title: Chief Financial Officer